801.229.7679 4949 N 300 W Provo, UT 84604 vivint.com

November 3, 2022

Re: Vivint Smart Home, Inc. Form 10-K for the Fiscal Year Ended December 31, 2021 Filed March 1, 2022 File No. 001-38246

VIA EDGAR

Ms. Aamira Chaudhry

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ms. Chaudhry:

On behalf of Vivint Smart Home Inc. (“Vivint”), we are writing to respond to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated November 1, 2022, relating to the above-referenced Form 10-K.

To assist your review, we have retyped the text of the Staff’s comment in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2021

Managements’ Discussion and Analysis of Financial Condition and Results of Operations. Adjusted EBITDA, page 60

1.

We note your response to prior comment number 1. Please remove the adjustment “Consumer financing fees” from Adjusted EBITDA as your presentation substitutes an individually tailored revenue recognition and measurement method for that of GAAP.

Although Vivint has not intended to individually tailor its revenue recognition and measurement method by including Consumer financing fees as an adjustment in the Adjusted EBITDA calculation, Vivint acknowledges the Staff’s comment and will remove the adjustment from its presentation of Adjusted EBITDA moving forward.

If you should have any questions regarding this letter, please contact me at (801) 376-9922, or, in my absence, Garner B. Meads, III, Vivint’s Chief Legal Officer and Secretary at (801) 900-2820.

Sincerely,
/s/ Dana Russell
Chief Financial Officer

cc:	Ms. Theresa Brillant